Exhibit 99.3

First Phosphate Files NI 43-101 Technical Report for
Updated Mineral Resource Estimate for Bégin-Lamarche
Igneous Phosphate Deposit

Saguenay, Québec – August 24, 2026 First Phosphate Corp (“First Phosphate” or the “Company”) (NASDAQ: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is pleased to announce that the Company has filed its updated Mineral Resource Estimate (“MRE”) Technical Report for the Bégin-Lamarche project located 50 km northwest of the City of Saguenay, Quebec, Canada (the “Deposit”).

The Technical Report titled “Technical Report and Updated Mineral Resource Estimate of The Bégin-Lamarche Phosphate Property, Saguenay – Lac Saint-Jean Region, Northern Quėbec” dated August 24, 2026, with an effective date of May 1, 2026, was prepared by P&E Mining Consultants Inc. in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects and supports the disclosures made by the Company in its news release dated May 26, 2026. A full copy of the Report is available on the First Phosphate website at https://firstphosphate.com/projects/begin-lamarche-3 and can be found at SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile.

MRE Highlights include:

●	The updated MRE includes a 378% increase in Indicated Mineral Resources over the Company’s Initial MRE dated September 9, 2024.

●	Measured pit-constrained Mineral Resource: 6.2 Mt @ 7.70% P2O5 (phosphate).

●	Indicated pit-constrained Mineral Resource: 198.5 Mt @ 6.00% P2O5.

●	Inferred pit-constrained Mineral Resource: 89.5 Mt @ 6.16% P2O5.

●	The Deposit remains open at depth.

●	Metallurgical test work indicates an anticipated apatite concentrate grade of 40.4% P2O5 at an 88% process recovery rate, with very low levels of potentially deleterious elements, and has been qualified for production of battery-grade phosphoric acid for lithium iron phosphate (“LFP”) battery with a conversion ratio of 91.1%.

●	The Deposit is located next to existing road and hydroelectric infrastructure and at only 70 km driving distance from the deep-sea Port of Saguenay.

●	The Deposit benefits from definitive, long-term, partially prepaid offtake from an existing, creditworthy partner.

●	Apatite (phosphorus, phosphate) is listed on the critical minerals lists of Québec, Canada, the United States and the European Union.

The Bégin-Lamarche Deposit Updated Optimized Pit Shell

Video available at: https://www.youtube.com/watch?v=4TV4WoC_Jhc&feature=youtu.be

Qualified Person

The Qualified Person, independent of the issuer, responsible for estimating the Mineral Resources of the Begin-Lamarche Property, within the meaning of NI 43-101, is Mr. Antoine Yassa, P.Geo., of the firm P&E Mining Consultants Inc. Mr. Yassa has read this press release and confirms that the scientific and technical information in this press release for accuracy and compliance with NI 43-101.

The scientific and technical disclosure for First Phosphate included in this News Release have been reviewed and approved by Steeve Lavoie, P.Geo. Mr. Lavoie is Chief Geologist of the Company and a Qualified Person under National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”).

About First Phosphate Corp

First Phosphate (NASDAQ: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay–Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information, please contact:

Steeve Lavoie

Chief Geologist

Tel: +1 (418) 815-5416

Investor Relations: https://firstphosphate.com/investors

General Inquiries: https://firstphosphate.com/contact

Website: www.FirstPhosphate.com

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X: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate/

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; and the calculation of mineral resources at the project and the possibility of eventual economic extraction of minerals from the project. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things: that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P2O5; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third-party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.